Mail Stop 4561
via fax (310) 362-8887

October 30, 2008

Thomas W. Colligan
CEO & CFO
Yacht Finders, Inc.
122 Ocean Park Blvd
Suite 307
Santa Monica, CA 90405

> **Re:** **Yacht Finders, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed on March 26, 2008**
> **File No.: 000-52528**

Dear Mr. Colligan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief